UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Agrify Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00853E 305

(CUSIP Number)

Raymond Chang

c/o Agrify Corporation

2468 Industrial Drive

Troy, MI 48084

(617) 896-5243

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00853E 305

1.	Names of Reporting Persons I-Tseng Jenny Chan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds PF (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,040,087
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,040,087

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 1,331,539 shares of Common Stock outstanding as of October 30, 2024.

CUSIP No. 00853E 305

1.	Names of Reporting Persons M Zion Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 1,331,539 shares of Common Stock outstanding as of October 30, 2024.

CUSIP No. 00853E 305

1.	Names of Reporting Persons M Olivet Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 1,331,539 shares of Common Stock outstanding as of October 30, 2024.

CUSIP No. 00853E 305

1.	Names of Reporting Persons M Cannan Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 1,331,539 shares of Common Stock outstanding as of October 30, 2024.

CUSIP No. 00853E 305

1.	Names of Reporting Persons CP Acquisitions, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 919,407(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 919,407(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 919,407(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 40.84%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) that number of shares of Common Stock issuable to CP Acquisitions, LLC, an entity controlled by Ms. I-Tseng Jenny Chan (“Ms. Chan”), issuable to Ms. Chan upon the conversion of the Convertible Note due 2025 described herein with an outstanding principal amount of $3,500,000.00 and a conversion price of $21.90 per share (as may be adjusted per the Senior Secured Amended, Restated and Consolidated Convertible Note due 2025 from time to time), which conversion is subject to a 49.99% beneficial ownership limitation; provided that CP Acquisitions may assign its right to receive shares of Common Stock upon conversion to Mr. Raymond N. Chang and/or Ms. Chan, each a member of the Board of Directors of the Issuer, in which case the 49.99% beneficial ownership limitation will apply to each of them individually, and (ii) that number of shares of Common Stock issuable to CP Acquisitions or, at CP Acquisition’s election, pre-funded warrants to purchase shares of Common Stock issuable to CP Acquisitions upon conversion of the Junior Note due July 1, 2025, as amended by that certain Amendment No. 1, dated October 18, 2024 described herein with an outstanding principal amount of $3,000,000.00 and a conversion price of $3.9495 (as may be adjusted per the Junior Note), which pre-funded warrants are exercisable subject to a 49.99% beneficial ownership limitation.

(2)	Based on 1,331,539 shares of Common Stock outstanding as of October 30, 2024, plus the shares of Common Stock issuable and issued upon exercise of the warrants and options and conversion of the Convertible Note in footnote (1) above, subject to applicable beneficial ownership limitations.

SCHEDULE 13D – EXPLANATORY NOTE

This Amendment No. 6 to the statement on Schedule 13D (“Amendment No. 6”) amends the Schedule 13D originally filed by the Reporting Persons (as defined herein) on January 25, 2024, as amended by that certain Amendment No. 1 filed on May 23, 2024, Amendment No. 2 filed on August 6, 2024, Amendment No. 3 filed on August 16, 2024, Amendment No. 4 filed on September 4, 2024, and Amendment No. 5 filed October 24, 2024 (collectively, the “Schedule 13D”), and relates to the shares of common stock, par value $0.001 (“Common Stock”) of the Agrify Corporation (“Issuer”) beneficially owned by M Zion Capital, LLC (“M Zion Capital”), M Olivet Capital, LLC (“M Olivet Capital”), M Cannan Capital, LLC (“M Cannan Capital”), and CP Acquisitions, LLC (“CP Acquisitions”) (each of M Zion Capital, M Olivet Capital, M Cannan Capital CP Acquisitions, a “Reporting Person” and together, the “Reporting Persons”) with respect to shares of Common Stock that they may be deemed to have beneficial ownership.

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 6 shall have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Transactions with Investor

RSLGH, LLC (the “Investor”), a subsidiary of Green Thumb Industries Inc. (“Green Thumb”), entered into that certain Purchase Agreement (the “Purchase Agreement”), dated November 5, 2024, with Mr. Chang (individually, and as the representative of the Sellers (as defined herein)), Chinwei Wang, Ms. Chan, CP Acquisitions, GIC, RTC, M Zion Capital, LLC, M Olivet Capital, LLC and M Cannan Capital, LLC (collectively, the “Sellers”) to purchase Common Stock and warrants to purchase Common Stock held by the Sellers (collectively, the “Sellers Equity”). In particular, with respect to the Reporting Persons entered into stock powers and common stock warrant assignment forms to dispose of each of the following:

1.	M Zion Capital, LLC transferred 67,997 shares of Common Stock to Investor;

2.	M Olivet Capital, LLC transferred 67,997 shares of Common Stock to Investor;

3.	M Cannan Capital, LLC transferred 67,997 shares of Common Stock to Investor; and

4.	CP Acquisitions assigned warrants to purchase 5,069,162 shares of Common Stock held by CP Acquisitions that are exercisable within 60 days of the date hereof, subject to a 49.99% beneficial ownership limitation, to Investor.

In exchange for the Sellers Equity, subject to the other terms and conditions in the Purchase Agreement, Investor shall pay Sellers $18,280,000.00 (the “Purchase Price”), comprised of a combination of cash and subordinate voting shares of Green Thumb (the “Share Consideration”) as payment, in three tranches. The second tranche is subject to other future contingencies, after which the Reporting Persons expect to cease to be Reporting Persons.

The Purchase Agreement includes customary indemnification, limitations of liability, and representations and warranties. No price per share was associated with these disposals of the Sellers Equity.

Resignation of Director and Chief Executive Officer

On November 5, 2024, immediately following the execution of the Purchase Agreement, I-Tseng Jenny Chan (“Ms. Chan”) resigned as a member of the Board of Directors of the Issuer and any subsidiaries.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 5 of this Schedule 13D, is hereby incorporated herein by this reference thereto.

Item 6 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

Except as set forth in the Purchase Agreement, or herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the call options, put options, security-based swaps or any other derivative securities, transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2024

I-Tseng Jenny Chan

/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan

M Zion Capital, LLC

By:	/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager

M Olivet Capital, LLC

By:	/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager

M Cannan Capital, LLC

By:	/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager

CP Acquisitions, LLC

By:	/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager